Exhibit 99.1

Spectrum Cannabis joins Cannabis Standard - the evidence-based medical cannabis formulary for consumers, employers and physicians

TORONTO and SMITHS FALLS, ON, Nov. 20, 2018 /CNW/ - Reformulary Group, a Canadian healthcare, science and technology company, today announced it has signed Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth") as a medical cannabis partner for its Cannabis Standard™ formulary.

The addition of Spectrum Cannabis – a company dedicated to simplifying medical cannabis for patients and healthcare practitioners – will provide Canadians and employers that subscribe to Cannabis Standard with a number of Spectrum Cannabis products (such as whole flower cannabis, oils and Softgels) and preferred pricing options.

Cannabis Standard features a technology platform to capture real-world patient outcomes, to mobilize patients in helping to create 'patient-powered research' that demonstrates the clinical benefits of medical cannabis for various conditions. Patients will self-report into an intuitive platform that uses a survey tool to document improvements in their health using relevant metrics. There is also a peer-to-peer support system, which together with patients generating their own real-world evidence is expected to have a significant social impact.

"Spectrum Cannabis is a trailblazer in medical cannabis and a significant addition to Cannabis Standard," said Helen Stevenson, Reformulary Group founder and CEO. "The company is a leading producer of high-quality medical cannabis products and bolsters our network of LP partnerships and cannabis products."

Cannabis Standard provides guidelines to help determine if cannabis is the right treatment, based on a thorough review of the best available clinical evidence as well as expert advice. These guidelines include specific strains based on evidence, medical conditions, and symptoms. The guidelines were developed by Reformulary Group's medical cannabis expert committee, which includes several renowned clinicians.

"Today's announcement is an important step towards broader insurance coverage of our Spectrum Cannabis products, making it easier for Canadians to access the medicine that they need," commented Mark Zekulin, President & Co-CEO, Canopy Growth. "By partnering with Reformulary Group through their innovative Cannabis Standard program, we're helping Canadians and their employers navigate the complexities of medical cannabis while also contributing to an important data-collecting tool that can demonstrate the utility of cannabis treating various medical conditions."

About Reformulary Group
Founded in 2011, Reformulary Group is an expert-led healthcare technology company focused on helping Canadians and companies make smart drug and medical cannabis choices, and ensuring  drug plan sustainability. The company's proprietary list, the Reformulary®, is a subscription-based service offered to Canadian employers. The Reformulary provides doctors and nurse practitioners with valuable comparative drug information, reviewed and vetted by an independent committee of doctors and pharmacists from across Canada. The company's award-winning DrugFinder™ provides reliable information to empower patients to make smart drug choices. Reformulary Group also developed Cannabis Standard, a digital platform that provides guidelines for medical cannabis use based on evidence and expert advice. Cannabis Standard enables smart medical cannabis choices by Canadians. For more information visit www.reformulary.com.

About Spectrum Cannabis
Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, and ongoing education of healthcare professionals, Spectrum Cannabis is committed to improving the lives of medical cannabis patients around the globe.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include "will provide Canadians and employers that subscribe to Cannabis Standard with a number of Spectrum Cannabis products", and "is expected to have a significant social impact." Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including: product supply, self-reporting by patients, and such risks contained in the Company's annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Terance Brouse, MAVERICK, O: 416.640.5525 x 228, M: 647-667-7524, E: teranceb@wearemaverick.com; Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:30e 20-NOV-18